                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                               ------------------

                                    FORM 11-K


                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934



(Mark One):

[ X]   ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES

       EXCHANGE ACT OF 1934.

       For the fiscal year ended December 31, 1998

                                       OR

[  ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE

       ACT OF 1934.

       For the transition period from ___________  to  ________________

                        Commission file number 000-19147



       A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                           COVENTRY HEALTH CARE, INC.

                             RETIREMENT SAVINGS PLAN

                         6705 Rockledge Drive, Suite 900

                               Bethesda, MD 20817



       B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                           COVENTRY HEALTH CARE, INC.

                         6705 Rockledge Drive, Suite 900

                               Bethesda, MD 20817

                              REQUIRED INFORMATION


1)     Financial Statements and Schedules (and Notes thereto)


2)     Consent of Independent Accountants to Incorporation By Reference
       (attached)



                                   SIGNATURES


       Coventry Health Care, Inc. Retirement Savings Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrators have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.



                              COVENTRY HEALTH CARE, INC.

                              RETIREMENT SAVINGS PLAN

Date:  June 25, 1999

                              By: /s/ DALE B. WOLF
                                 -------------------------------
                                 Dale B. Wolf, Plan Adminstrator

                              By: /s/ HARVEY C. DEMOVICK, JR.
                                 -------------------------------
                                 Harvey C. DeMovick, Jr., Plan Administrator

               COVENTRY HEALTH CARE, INC. RETIREMENT SAVINGS PLAN

               FINANCIAL STATEMENTS
               AS OF DECEMBER 31, 1998
               TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Administrative Committee of the
Coventry Health Care, Inc. Retirement Savings Plan:

We have audited the accompanying statement of net assets available for benefits of Coventry Health Care, Inc. Retirement Savings Plan (the "Plan") as of December 31, 1998, and the related statement of changes in net assets available for benefits for the nine-months ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998, and the changes in its net assets available for benefits for the nine-months ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                           /s/ ARTHUR ANDERSEN LLP


Baltimore, Maryland
June 25, 1999

               COVENTRY HEALTH CARE, INC. RETIREMENT SAVINGS PLAN


                                TABLE OF CONTENTS



                                                                                                             PAGE

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
    As of December 31, 1998                                                                                    1

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
    For the Nine-Months Ended December 31, 1998                                                                2

NOTES TO FINANCIAL STATEMENTS AND SCHEDULES
    As of December 31, 1998                                                                                    4

ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
    As of December 31, 1998                                                                                    8

ITEM 27(d)--SCHEDULE OF REPORTABLE TRANSACTIONS
    For the Nine-Months Ended December 31, 1998                                                                9

SCHEDULES OMITTED BECAUSE THERE WERE NO SUCH ITEMS
    As of and for the Nine-Months Ended December 31, 1998:
        Item 27(b) - Schedule of Loans or Fixed-Income Obligations
        Item 27(c) - Schedule of Leases in Default or Classified as Uncollectible
        Item 27(e) - Schedule of Nonexempt Transactions

               COVENTRY HEALTH CARE, INC. RETIREMENT SAVINGS PLAN


                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                             AS OF DECEMBER 31, 1998



                                                                                  DECEMBER 31,
                                                                                     1998
                                                                                 --------------
ASSETS:
      Investments, at fair value-
            Principal Life Insurance Company:
                  Guaranteed Interest Account                                    $   1,022,963
                  Money Market Separate Account                                      5,056,207
                  Government Securities Separate Account                               875,004
                  Bond & Mortgage Separate Account                                   4,147,727
                  Stock Index 500 Separate Account                                  17,362,543
                  Medium Company Value Separate Account                              3,796,865
                  Small Company Blend Separate Account                               1,206,762
                  Small Company Growth Separate Account                              1,105,417
                  International Stock Separate Account                               3,500,568
            Neuberger & Berman Genesis Trust                                           880,218
            T. Rowe Price Mid-Cap Growth Fund                                        3,022,553
            Vanguard Asset Allocation Fund                                          10,199,888
            Vanguard Growth & Income Fund                                            7,533,397
            Vanguard PRIMECAP Fund                                                   3,391,894
            Vanguard U.S. Growth Fund                                                3,897,470
            Coventry Health Care, Inc. Common Stock                                  5,237,377
            Participant Loans                                                        1,313,393
                                                                                 --------------
                        Total investments                                           73,550,246
                                                                                 --------------
      Receivables
            Participant contributions                                                  171,296
            Employer contributions                                                      98,386
            Interest and dividends receivables                                          14,919
                                                                                 --------------
                        Total receivables                                              284,601
                                                                                 --------------
                        Total assets available for benefits                         73,834,847
                                                                                 --------------

LIABILITIES:
      Excess contributions payable                                                       3,439
                                                                                 --------------
NET ASSETS AVAILABLE FOR BENEFITS                                                  $73,831,408
                                                                                 ==============


         The accompanying notes are an integral part of this statement.

               COVENTRY HEALTH CARE, INC. RETIREMENT SAVINGS PLAN


            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                  FOR THE NINE-MONTHS ENDED DECEMBER 31, 1998



                                                  NON-PARTICIPANT DIRECTED         PARTICIPANT DIRECTED
                                                  ------------------------    -------------------------------  --------------

                                                                                                   PRINCIPAL      PRINCIPAL
                                                                                PRINCIPAL            MONEY       GOVERNMENT
                                                                                GUARANTEED          MARKET       SECURITIES
                                                     EXCESS CONTRIBUTIONS        INTEREST          SEPARATE       SEPARATE
                                                            PAYABLE              ACCOUNT            ACCOUNT        ACCOUNT
                                                  ------------------------    -------------      ------------  --------------
ADDITIONS:
      Contributions-
            Employee                                       $   -                $  658,028       $   604,229      $275,054
            Employer, net of forfeitures                    (3,439)                   -                -              -
                                                           -------              ----------        ----------      --------
                        Total contributions                 (3,439)                658,028           604,229       275,054
                                                           -------              ----------        ----------      --------

      Investment income-
            Interest and dividends                             -                      -                -              -

            Net increase (decrease) in fair
               market value of investments                     -                      -                -              -

            Net investment income in pooled
               separate accounts                               -                    13,918            93,416        10,116
                                                           -------              ----------        ----------      --------
                        Investment earnings                    -                    13,918            93,416        10,116
                                                           -------              ----------        ----------      --------
                        Total additions                     (3,439)                671,946           697,645       285,170
                                                           -------              ----------        ----------      --------

DEDUCTIONS:
      Benefit distributions                                    -                   (37,425)         (114,776)       (8,419)
      Administrative expenses                                  -                      (453)             (855)         (221)
                                                           -------              ----------        ----------      --------
                        Total deductions                       -                   (37,878)         (115,631)       (8,640)

PARTICIPANT LOAN REPAYMENTS                                    -                     5,020            16,337         2,320

PARTICIPANT LOAN DISTRIBUTIONS                                 -                    (6,467)          (14,518)       (3,568)


TRANSFERS FROM COVENTRY CORPORATION
      RETIREMENT SAVINGS PLAN                                  -                      -            4,843,258       617,465

INTERFUND TRANSFERS                                            -                   390,342          (370,884)      (17,743)
                                                           -------              ----------        ----------      --------

NET INCREASE (DECREASE)                                     (3,439)              1,022,963         5,056,207       875,004

NET ASSETS AVAILABLE FOR BENEFITS,
      BEGINNING OF YEAR                                        -                      -                -              -
                                                           -------              ----------        ----------      --------
NET ASSETS AVAILABLE FOR BENEFITS,
      END OF YEAR                                          $(3,439)             $1,022,963        $5,056,207      $875,004
                                                           =======              ==========        ==========      ========


                                                                                PARTICIPANT DIRECTED
                                                     -----------------------------------------------------------------------
                                                                                               PRINCIPAL         PRINCIPAL
                                                       PRINCIPAL                                 MEDIUM            SMALL
                                                         BOND &            PRINCIPAL            COMPANY           COMPANY
                                                        MORTGAGE          STOCK INDEX            VALUE             BLEND
                                                        SEPARATE          500 SEPARATE          SEPARATE         SEPARATE
                                                        ACCOUNT             ACCOUNT             ACCOUNT           ACCOUNT
                                                     -------------     -----------------     --------------   --------------
ADDITIONS:
      Contributions-
            Employee                                  $  679,230           $ 2,196,624         $1,862,131       $1,181,721
            Employer, net of forfeitures                    -                    -                 -                 -
                                                      ----------           -----------         ----------       ----------
                        Total contributions              679,230             2,196,624          1,862,131        1,181,721
                                                      ----------           -----------         ----------       ----------

      Investment income-
            Interest and dividends                          -                    -                 -                 -

            Net increase (decrease) in fair
               market value of investments                  -                    -                 -                 -

            Net investment income in pooled
               separate accounts                          26,175             3,371,441            301,949          (58,845)
                                                      ----------           -----------         ----------       ----------
                        Investment earnings               26,175             3,371,441            301,949          (58,845)
                                                      ----------           -----------         ----------       ----------
                        Total additions                  705,405             5,568,065          2,164,080        1,122,876
                                                      ----------           -----------         ----------       ----------

DEDUCTIONS:
      Benefit distributions                             (182,903)             (372,716)          (137,873)        (108,000)
      Administrative expenses                             (1,110)               (2,778)            (1,426)            (609)
                                                      ----------           -----------         ----------       ----------
                        Total deductions                (184,013)             (375,494)          (139,299)        (108,609)

PARTICIPANT LOAN REPAYMENTS                                6,529                19,164             10,204            6,838

PARTICIPANT LOAN DISTRIBUTIONS                           (14,063)              (50,757)           (16,730)         (11,735)


TRANSFERS FROM COVENTRY CORPORATION
      RETIREMENT SAVINGS PLAN                          3,931,830            13,014,218          1,939,578            -

INTERFUND TRANSFERS                                     (297,961)             (812,653)          (160,968)         197,392
                                                      ----------           -----------         ----------       ----------

NET INCREASE (DECREASE)                                4,147,727            17,362,543          3,796,865        1,206,762

NET ASSETS AVAILABLE FOR BENEFITS,
      BEGINNING OF YEAR                                     -                    -                 -                 -
                                                      ----------           -----------         ----------       ----------
NET ASSETS AVAILABLE FOR BENEFITS,
      END OF YEAR                                     $4,147,727           $17,362,543         $3,796,865       $1,206,762
                                                      ==========           ===========         ==========       ==========


                                                     ---------------------------------------------------------------------
                                                         PRINCIPAL
                                                           SMALL            PRINCIPAL
                                                          COMPANY         INTERNATIONAL
                                                           GROWTH             STOCK         NEUBERGER &
                                                          SEPARATE           SEPARATE         BERMAN
                                                          ACCOUNT            ACCOUNT       GENESIS TRUST       SUBTOTAL
                                                     -----------------   ---------------  ---------------   ---------------
ADDITIONS:
      Contributions-
            Employee                                     $1,116,469         $1,047,982        $414,575        $10,036,043
            Employer, net of forfeitures                      -                  -                -                (3,439)
                                                         ----------         ----------        --------        -----------
                        Total contributions               1,116,469          1,047,982         414,575         10,032,604
                                                         ----------         ----------        --------        -----------

      Investment income-
            Interest and dividends                            -                  -               4,471              4,471

            Net increase (decrease) in fair
               market value of investments                    -                  -               3,746              3,746

            Net investment income in pooled
               separate accounts                             26,351            468,629            -             4,253,150
                                                         ----------         ----------        --------        -----------
                        Investment earnings                  26,351            468,629           8,217          4,261,367
                                                         ----------         ----------        --------        -----------
                        Total additions                   1,142,820          1,516,611         422,792         14,293,971
                                                         ----------         ----------        --------        -----------

DEDUCTIONS:
      Benefit distributions                                 (83,194)          (127,845)        (29,941)        (1,203,092)
      Administrative expenses                                  (583)            (1,184)           -                (9,219)
                                                         ----------         ----------        --------        -----------
                        Total deductions                    (83,777)          (129,029)        (29,941)        (1,212,311)

PARTICIPANT LOAN REPAYMENTS                                   6,718              8,378           1,856             83,364

PARTICIPANT LOAN DISTRIBUTIONS                               (8,920)           (23,654)         (2,296)          (152,708)


TRANSFERS FROM COVENTRY CORPORATION
      RETIREMENT SAVING PLAN                                  -              2,370,840            -            26,717,189

INTERFUND TRANSFERS                                          48,576           (242,578)        487,807           (778,670)
                                                         ----------         ----------        --------        -----------

NET INCREASE (DECREASE)                                   1,105,417          3,500,568         880,218         38,950,835

NET ASSETS AVAILABLE FOR BENEFITS,
      BEGINNING OF YEAR                                       -                  -                -                -
                                                         ----------         ----------        --------        -----------
NET ASSETS AVAILABLE FOR BENEFITS,
      END OF YEAR                                        $1,105,417         $3,500,568        $880,218        $38,950,835
                                                         ==========         ==========        ========        ===========


         The accompanying notes are an integral part of this statement.

               COVENTRY HEALTH CARE, INC. RETIREMENT SAVINGS PLAN


            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                  FOR THE NINE-MONTHS ENDED DECEMBER 31, 1998
                                  (CONTINUED)



                                                                             PARTICIPANT DIRECTED
                                                           -----------------------------------------------------
                                                            T. ROWE PRICE          VANGUARD
                                                               MID-CAP              ASSETS          VANGUARD
                                                                GROWTH            ALLOCATION        GROWTH &
                                                                 FUND               FUND           INCOME FUND
                                                           ----------------    ---------------   ---------------
ADDITIONS:
      Contributions-
            Employee                                          $  872,184         $   848,749        $  959,919
            Employer, net of forfeitures                           -                  -                  -
                                                              ----------         -----------        ----------
                        Total contributions                      872,184             848,749           959,919
                                                              ----------         -----------        ----------

      Investment income-
            Interest and dividends                                 -                 215,555            40,163

            Net increase (decrease) in fair market
                value of investments                             580,124           1,060,042         1,290,126

            Net investment income in pooled separate
                accounts                                           -                  -                  -
                                                              ----------         -----------        ----------
            Investment earnings                                  580,124           1,275,597         1,330,289
                                                              ----------         -----------        ----------
                        Total Additions                        1,452,308           2,124,346         2,290,208
                                                              ----------         -----------        ----------

DEDUCTIONS:
      Benefits distributions                                     (86,756)           (196,710)         (133,118)
      Administrative expenses                                      -                  -                  -
                                                              ----------         -----------        ----------
                        Total deductions                         (86,756)           (196,710)         (133,118)

PARTICIPANT LOAN REPAYMENTS                                        9,601               8,600            12,286

PARTICIPANT LOAN DISTRIBUTIONS                                   (14,055)            (11,490)          (14,688)


TRANSFERS FROM COVENTRY CORPORATION RETIREMENT
      SAVINGS PLAN                                             1,558,558           8,606,118         5,164,884

INTERFUND TRANSFERS                                              102,897            (330,976)          213,825
                                                              ----------         -----------        ----------

NET INCREASE (DECREASE)                                        3,022,553          10,199,888         7,533,397

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING
      OF YEAR                                                      -                  -                  -
                                                              ----------         -----------        ----------
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR                $3,022,553         $10,199,888        $7,533,397
                                                              ==========         ===========        ==========

                                                                          PARTICIPANT DIRECTED
                                                           ------------------------------------------------------
                                                                                                     COVENTRY
                                                               VANGUARD          VANGUARD          HEALTH CARE,
                                                               PRIMECAP        U.S. GROWTH             INC.
                                                                 FUND              FUND            COMMON STOCK
                                                           ---------------   ---------------    -----------------
ADDITIONS:
      Contributions-
            Employee                                          $1,132,898        $1,039,750          $  242,158
            Employer, net of forfeitures                           -                 -               2,090,653
                                                              ----------        ----------          ----------
                        Total contributions                    1,132,898         1,039,750           2,332,811
                                                              ----------        ----------          ----------

      Investment income-
            Interest and dividends                                21,439            16,908               -

            Net increase (decrease) in fair market
                value of investments                             596,337           679,226             838,543

            Net investment income in pooled separate
                accounts                                           -                 -                   -
                                                              ----------        ----------          ----------
            Investment earnings                                  617,776           696,134             838,543
                                                              ----------        ----------          ----------
                        Total Additions                        1,750,674         1,735,884           3,171,354
                                                              ----------        ----------          ----------

DEDUCTIONS:
      Benefits distributions                                     (62,562)         (147,177)            (84,241)
      Administrative expenses                                      -                 -                   -
                                                              ----------        ----------          ----------
                        Total deductions                         (62,562)         (147,177)            (84,241)

PARTICIPANT LOAN REPAYMENTS                                        8,701            11,123              36,148

PARTICIPANT LOAN DISTRIBUTIONS                                    (8,576)          (14,374)             (1,482)


TRANSFERS FROM COVENTRY CORPORATION RETIREMENT
      SAVINGS PLAN                                             1,363,595         1,745,909           2,228,841

INTERFUND TRANSFERS                                              340,062           566,105            (113,243)
                                                              ----------        ----------          ----------

NET INCREASE (DECREASE)                                        3,391,894         3,897,470           5,237,377

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING
      OF YEAR                                                      -                 -                   -
                                                              ----------        ----------          ----------
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR                $3,391,894        $3,897,470          $5,237,377
                                                              ==========        ==========          ==========

                                                                  PARTICIPANT DIRECTED
                                                           ----------------------------------


                                                              PARTICIPANT
                                                                 LOANS        RECEIVABLES         TOTAL
                                                           ---------------   -------------   ---------------
ADDITIONS:
      Contributions-
            Employee                                          $  270,971        $171,296       $15,573,968
            Employer, net of forfeitures                           -              98,386         2,185,600
                                                              ----------        --------       -----------
                        Total contributions                      270,971         269,682        17,759,568
                                                              ----------        --------       -----------

      Investment income-
            Interest and dividends                                 -              14,919           313,455

            Net increase (decrease) in fair market
                value of investments                               -                -            5,048,144

            Net investment income in pooled separate
                accounts                                           -                -            4,253,150
                                                              ----------        --------       -----------
            Investment earnings                                    -              14,919         9,614,749
                                                              ----------        --------       -----------
                        Total Additions                          270,971         284,601        27,374,317
                                                              ----------        --------       -----------

DEDUCTIONS:
      Benefits distributions                                       -                -           (1,913,656)
      Administrative expenses                                      -                -               (9,219)
                                                              ----------        --------       -----------
                        Total deductions                           -                -           (1,922,875)

PARTICIPANT LOAN REPAYMENTS                                     (169,823)           -               -

PARTICIPANT LOAN DISTRIBUTIONS                                   217,373            -               -


TRANSFERS FROM COVENTRY CORPORATION RETIREMENT
      SAVINGS PLAN                                               994,872            -           48,379,966

INTERFUND TRANSFERS                                                -                -               -
                                                              ----------        --------       -----------

NET INCREASE (DECREASE)                                        1,313,393         284,601        73,831,408

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING
      OF YEAR                                                      -                -               -
                                                              ----------        --------       -----------
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR                $1,313,393        $284,601       $73,831,408
                                                              ==========        ========       ===========



         The accompanying notes are an integral part of this statement.

              COVENTRY HEALTH CARE, INC. RETIREMENT SAVINGS PLAN


                  NOTES TO FINANCIAL STATEMENTS AND SCHEDULES
                            AS OF DECEMBER 31, 1998



1.     PLAN DESCRIPTION:

The following description of the Coventry Health Care, Inc. Retirement Savings Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan document.

GENERAL

Coventry Health Care, Inc. (the "Company") adopted a savings plan and trust effective April 1, 1998. The Plan is a defined contribution plan established by Coventry Health Care, Inc. under the provisions of Section 401(a) of the Internal Revenue Code ("IRC"), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. All employees of the Company are automatically enrolled to participate in the Plan upon commencement of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Effective April 1, 1998, Coventry Health Care, Inc. (formerly "Coventry Corporation") completed its acquisition of certain health plans of Principal Health Care, Inc. ("PHC") from Principal Life Insurance Company.

The Plan commenced operations on April 1, 1998. On April 1, 1998, any prior PHC participant account balances, including participant loans, included in the assets of another qualified retirement plan were rolled over into the Plan at the election of the former PHC employees. During 1998, approximately $11.5 million in PHC participant account balances were rolled over into the Plan and are included in employee contributions in the accompanying statement of changes in net assets available for benefits. Effective October 1, 1998, the Plan was merged with the Coventry Corporation Retirement Savings Plan (the "Former Plan") and substantially all of the assets of the Former Plan were transferred to the Plan. All employees that were participants under the Former Plan became participants in the Plan on April 1, 1998.

PLAN ADMINISTRATION

Under a trust agreement dated March 13, 1998, the Bankers Trust Company was appointed trustee for the Plan. The Plan is administered by an employee benefits committee, which is appointed by the Board of Directors of the Company.

CONTRIBUTIONS

Eligible employees can contribute an amount up to 15 percent of compensation, as defined by the Plan, subject to certain limitations under the IRC. In addition, the Company provides a matching contribution equal to 100 percent of each participant's contribution up to a maximum of 3 percent of compensation, and 50 percent of each participant's contribution in excess of 3 percent up to a maximum of 6 percent of compensation.

VESTING

Participants are fully vested in their contributions and the earnings thereon. Vesting in employer matching contributions is based on years of service. For former PHC employees, if the employment date was before July 1, 1997, participants are fully vested in their employer matching contributions. If the employment commencement date with PHC occurred on or after July 1, 1997, but before April 1, 1998, a participant vests in their employer matching contributions according to the following schedule:

        Less than one year                 0%
        One year or more                 100%

If the employment commencement date with the Company occurs on or after April 1, 1998, a participant vests in their employer matching contributions according to the following schedule:

        Less than one year                 0%
        One year                          50%
        Two years or more                100%

FORFEITED ACCOUNTS

At December 31, 1998, forfeited nonvested accounts totaled $475,972. These accounts will be used to reduce future employer contributions. During 1998, $386 in forfeited nonvested accounts were used to reduce employer contributions.

BENEFITS

Upon termination of service due to death, disability, or retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account. The form of payment is a lump-sum distribution.

PARTICIPANT ACCOUNTS

Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions and related employer matching contributions, as well as the participant's share of the Plan's income and any related administrative expenses. Allocations are based on the proportion that each participant's account balance has to the total of all participants' account balances.

INVESTMENT OPTIONS

Participants may direct employee contributions and any related earnings into sixteen investment options. Participants may change their investment elections daily. Employer contributions are funded with Coventry Health Care, Inc. Common Stock. A description of each investment option is provided below:

PRINCIPAL GUARANTEED INTEREST ACCOUNT-- This account invests in private-market bonds, commercial mortgages, and mortgage-backed securities. Money placed in this account earns a guaranteed interest rate for a specific number of years.

PRINCIPAL MONEY MARKET SEPARATE ACCOUNT -- This account invests in high-quality commercial paper (short-term, unsecured corporate loans). The average maturity is usually less than one month.

PRINCIPAL GOVERNMENT SECURITIES SEPARATE ACCOUNT -- This account invests in various types of government securities such as Government National Mortgage Association Certificates (GNMA), Fannie Maes (FNMA Federal National Mortgage Association), Freddie Macs (FHLMC Federal Home Loan Mortgage Company) and Sallie Maes (SLMA Student Loan Marketing Association).

PRINCIPAL BOND & MORTGAGE SEPARATE ACCOUNT -- This account invests in intermediate-term, investment-grade fixed-income securities; mainly private placement bonds and commercial mortgages. This account may also invest in publicly traded bonds.

PRINCIPAL STOCK INDEX 500 SEPARATE ACCOUNT -- This account invests in the common stocks of those companies listed in the Standard & Poor's 500 Stock Index ("S & P 500"). The S & P 500 Index is a measure of stock earnings based on the stocks of 500 of the largest companies.

PRINCIPAL MEDIUM COMPANY VALUE SEPARATE ACCOUNT -- This account invests in medium-sized stocks whose prices -- relative to their companies' profits, assets, and other value measures -- are lower than average. Many of these stocks are temporarily out of favor with investors and can be bought at bargain prices.

PRINCIPAL SMALL COMPANY BLEND SEPARATE ACCOUNT -- This account invests in stocks of smaller, seasoned companies where potential for long-term growth is expected to be above average. The account looks both at "growth" and "value" stocks, resulting in a "blend" portfolio.

PRINCIPAL SMALL COMPANY GROWTH SEPARATE ACCOUNT -- This account invests in small stocks with above-average growth characteristics. Companies held in this account are in the early stages of development, which means a higher level of risk.

PRINCIPAL INTERNATIONAL STOCK SEPARATE ACCOUNT -- This account invests in common stocks of companies located outside the U.S., mainly in Western Europe and Asia. Countries and industries are selected after evaluating the economic, social, and political factors of each market.

NEUBERGER & BERMAN GENESIS TRUST -- This trust invests primarily in common stocks of companies with small market capitalization up to $1.5 billion at the time of investment. The fund seeks to achieve long-term capital appreciation by investing in stocks that appear to be undervalued and are issued by companies with proven management, sound finances, and strong potential for market growth.

T. ROWE PRICE MID-CAP GROWTH FUND -- This fund seeks long-term growth and invests in the common stocks of medium-sized companies.

VANGUARD ASSET ALLOCATION FUND -- This fund invests in a mix of stocks, long-term U.S. Treasury bonds, and short-term money market instruments. Computer analysis is used to determine how much of the Fund's assets to direct to each category at any given time.

VANGUARD GROWTH & INCOME FUND -- This fund invests in companies that are less expensive than the market as a whole. These companies pay relatively high dividends and are fairly stable.

VANGUARD PRIMECAP FUND --This fund primarily invests in companies with market values between $1 billion and $5 billion.

VANGUARD U.S. GROWTH FUND -- This fund invests in stocks of high-quality, seasoned U.S. Companies with records of exceptional growth. The portfolio emphasizes companies with strong positions in their markets, reasonable financial strength, and low sensitivity to changing economic contributions.

COVENTRY HEALTH CARE, INC. COMMON STOCK -- This fund invests primarily in Coventry Health Care, Inc. Common Stock. Due to the trading limitations or the need for liquidity, a portion of the fund may be invested in short-term money market investments. Because of the lack of diversification, this fund has a high degree of volatility and investment risk.

PARTICIPANT LOANS

A participant may borrow a maximum of the lesser of $50,000 or 50 percent of his or her vested account balance with a minimum loan amount of $500. Loans are repayable through payroll deductions over periods ranging up to five years. The interest rate is determined by the plan administrator based on prevailing market rates available for similar loans from commercial lending institutions and is fixed over the life of the note. The interest rates at December 31, 1998, ranged from 7.00 percent to 10.00 percent.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF ACCOUNTING

The accompanying financial statements are prepared on the accrual basis of accounting.

USE OF ESTIMATES

The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

INCOME RECOGNITION

Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

INVESTMENT VALUATION

Investments of the Plan are stated at fair market value based on quoted net asset values on the last business day of the Plan year. Participant loans are valued at cost, which approximates fair value.

ADMINISTRATIVE EXPENSES

During the nine-months ended December 31, 1998, the Company paid all administrative expenses on behalf of the Plan. Administrative expenses paid by the Company were $89,456 in 1998. Starting January 1, 1999, administrative expenses will be paid by the Plan and allocated to individual participant accounts.

PAYMENT OF BENEFITS

Benefits are recorded when paid out of the Plan.

3.     INVESTMENTS:

The values of individual assets that represent 5 percent or more of the Plan's net assets as of December 31, 1998, are as follows:

                                                                    1998
                                                               -------------

      Principal Money Market Separate Account                   $ 5,056,207
      Principal Bond & Mortgage Separate Account                  4,147,727
      Principal Stock Index 500 Separate Account                 17,362,543
      Principal Medium Company Value Separate Account             3,796,865

      Vanguard Asset Allocation Fund                             10,199,888
      Vanguard Growth & Income Fund                               7,533,397
      Vanguard U.S. Growth Fund                                   3,897,470
      Coventry Health Care, Inc. Common Stock                     5,237,377

4.     TAX STATUS:

The Plan has not yet received a determination letter from the Internal Revenue Service stating that the Plan, as designed, is in compliance with the applicable requirements of the Internal Revenue Code. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.     PLAN TERMINATION:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their account balances.

                                                                     SCHEDULE I



               COVENTRY HEALTH CARE, INC. RETIREMENT SAVINGS PLAN


          ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                            AS OF DECEMBER 31, 1998


  IDENTITY OF ISSUE, BORROWER,
    LESSOR, OR SIMILAR PARTY                 DESCRIPTION OF INVESTMENT               COST         CURRENT VALUE
--------------------------------        ----------------------------------     ---------------   ---------------
  Principal Life Insurance
     Company:
        Guaranteed Interest
          Accounts                        Fixed income fund                      $  1,009,165      $  1,022,963
        Money Market Separate
          Account                         Money market                              5,019,221         5,056,207
        Government Securities
          Separate Account                U.S. government bond fund                   864,630           875,004
        Bond & Mortgage Separate
          Account                         Fixed income fund                         4,093,975         4,147,727
        Stock Index 500 Separate
          Account                         Equity mutual fund                       15,579,737        17,362,543
        Medium Company Value
          Separate Account                Equity mutual fund                        3,635,047         3,796,865
        Small Company Blend
          Separate Account                Equity mutual fund                        1,244,834         1,206,762
        Principal Small Company
          Growth Separate Account         Equity mutual fund                        1,059,094         1,105,417
        International Stock
          Separate Account                Equity mutual fund                        3,294,131         3,500,568
  Neuberger & Berman Genesis Trust        Equity mutual fund                          879,176           880,218
  T. Rowe Price Mid-Cap Growth Fund       Equity mutual fund                        2,662,362         3,022,553
  Vanguard Asset Allocation Fund          Mixed mutual fund                         9,975,576        10,199,888
  Vanguard Growth & Income Fund           Equity mutual fund                        6,980,616         7,533,397
  Vanguard PRIMECAP Fund                  Equity mutual fund                        3,065,959         3,391,894
  Vanguard U.S. Growth Fund               Equity mutual fund                        3,617,974         3,897,470
  Coventry Health Care, Inc.
    Common Stock                          Common stock                              4,594,905         5,237,377
* Participant Loans                       Maturing at various dates;
                                          interest rates ranging from
                                          7.00% to 10.00%                           1,313,393         1,313,393
                                                                                -------------     -------------
                                                                                 $ 68,889,795      $ 73,550,246
                                                                                =============     =============

*  Party-in-interest


         The accompanying notes are an integral part of this schedule.

                                                                    SCHEDULE II


              COVENTRY HEALTH CARE, INC. RETIREMENT SAVINGS PLAN


                ITEM 27(d)--SCHEDULE OF REPORTABLE TRANSACTIONS
                  FOR THE NINE-MONTHS ENDED DECEMBER 31, 1998



                                                                                                             PURCHASES
                                                                                                  ------------------------------
                                                                                                     NUMBER OF        PURCHASE
            IDENTITY OF PARTY INVOLVED                        DESCRIPTION OF ASSET                 TRANSACTIONS         PRICE
    ---------------------------------------------  ----------------------------------------       --------------    ------------
*    Principal Life Insurance Company               Money Market Fund                                   107          $7,590,923
*    Principal Life Insurance Company               Bond and Mortgage Fund                              114           5,841,957
*    Principal Life Insurance Company               Stock Index 500 Fund                                159          21,489,882
*    Principal Life Insurance Company               Medium Company Fund                                 124           4,604,817
*    Principal Life Insurance Company               International Stock Fund                            123           4,437,768

*    Delaware Charter Guarantee & Trust Company     T. Rowe Price Mid-Cap Growth Fund                   124           3,393,935

*    Delaware Charter Guarantee & Trust Company     Vanguard Asset Allocation  Fund                     141          13,633,054

*    Delaware Charter Guarantee & Trust Company     Vanguard Growth and Income Fund                     147           9,300,276

*    Delaware Charter Guarantee & Trust Company     Vanguard PRIMECAP Fund                             127           3,771,942

*    Delaware Charter Guarantee & Trust Company     Vanguard U.S. Growth  Fund                          148           4,658,494

*    Bankers Trust Company                          Coventry Health Care, Inc. Common Stock             138           4,932,058


                                                                                                               SALES
                                                                                                  -------------------------------
                                                                                                    NUMBER OF
            IDENTITY OF PARTY INVOLVED                        DESCRIPTION OF ASSET                TRANSACTIONS     SELLING PRICE
    ---------------------------------------------  ----------------------------------------       ------------    ---------------
*    Principal Life Insurance Company               Money Market Fund                                 127            $2,586,272
*    Principal Life Insurance Company               Bond and Mortgage Fund                            140             1,768,073
*    Principal Life Insurance Company               Stock Index 500 Fund                              191             6,391,202
*    Principal Life Insurance Company               Medium Company Fund                               166               969,420
*    Principal Life Insurance Company               International Stock Fund                          158             1,183,206

*    Delaware Charter Guarantee & Trust Company     T. Rowe Price Mid-Cap Growth Fund                  75               771,416

*    Delaware Charter Guarantee & Trust Company     Vanguard Asset Allocation Fund                     78             3,719,953

*    Delaware Charter Guarantee & Trust Company     Vanguard Growth and Income Fund                    75             2,453,207

*    Delaware Charter Guarantee & Trust Company     Vanguard PRIMECAP Fund                             74               757,495

*    Delaware Charter Guarantee & Trust Company     Vanguard U.S. Growth Fund                          75             1,095,037

*    Bankers Trust Company                          Coventry Health Care, Inc. Common Stock           116               342,516


                                                                                                              SALES
                                                                                                ----------------------------------

            IDENTITY OF PARTY INVOLVED                        DESCRIPTION OF ASSET               COST OF ASSETS   NET GAIN (LOSS)
    ---------------------------------------------  ----------------------------------------     ---------------- -----------------
*    Principal Life Insurance Company               Money Market Fund                              $2,571,702        $ 14,570
*    Principal Life Insurance Company               Bond and Mortgage Fund                          1,747,983          20,090
*    Principal Life Insurance Company               Stock Index 500 Fund                            5,910,144         481,058
*    Principal Life Insurance Company               Medium Company Fund                               969,771            (351)
*    Principal Life Insurance Company               International Stock Fund                        1,143,637          39,569

*    Delaware Charter Guarantee & Trust Company     T. Rowe Price Mid-Cap Growth Fund                 731,573          39,843

*    Delaware Charter Guarantee & Trust Company     Vanguard Asset Allocation Fund                  3,657,478          62,475

*    Delaware Charter Guarantee & Trust Company     Vanguard Growth and Income Fund                 2,319,660         133,547

*    Delaware Charter Guarantee & Trust Company     Vanguard PRIMECAP Fund                            705,984          51,511

*    Delaware Charter Guarantee & Trust Company     Vanguard U.S. Growth  Fund                      1,040,519          54,518

*    Bankers Trust Company                          Coventry Health Care, Inc. Common Stock           337,153           5,363




* Party-in-interest


         The accompanying notes are an integral part of this schedule.